Exhibit 10.1

September 19, 2008

Ilan Daskal

1498 Saskatchewan Drive

Sunnyvale, California 94087

Dear Ilan,

It is my pleasure to extend you an offer to join International Rectifier Corporation (the “Company”). Your initial position will be Executive Vice President and Chief Financial Officer, reporting to Oleg Khaykin, President and Chief Executive Officer, at a starting annual base salary of $350,000.  It is current contemplated that if accepted, your employment start date would be on or about October 6, 2008, with your actual employment date reasonably earlier or later as agreed between you and Oleg.

This offer includes the following:

•                  Stock Option Award:  Management will recommend to Compensation and Stock Options Committee of the Board of Directors (“Compensation Committee”) that you be granted an option to purchase 75,000 shares of IR common stock.  It is anticipated that the option award would be formally granted on the third business day following the filing of its next periodic report on Form 10-K or Form 10-Q, whichever is next due, after the date your employment commences and the exercise price of the options would equal the fair market value of a share of the Company’s common stock and would be priced at the closing price of a share of Company stock on the New York Stock Exchange on that day (provided that if such date is within 15 days prior to the close of a Company fiscal quarter or is subsequent to the close of a Company fiscal quarter but prior to the Company’s filing of its periodic report on Form 10-Q or Form 10-K for such quarter, then such date shall be the third business day following the filing with the SEC of such report).  The date may be further extended in the discretion of the Compensation Committee.  The option award will have a maximum of a five year term commencing on the date of grant.  The option award will be scheduled to vest, subject to your continued employment, in equal annual installments over three years from your employment start date.  All grants are subject to the approval of the Compensation Committee and will also be subject to the terms and conditions of the Company’s 2000 Incentive Plan, as amended, as well as the Company’s then standard option award agreement for employee stock option grants under the plan (provided however, such standard option award agreement shall be superseded to the extent in conflict with the provisions of this offer letter).

•                  Restricted Share Unit Award:  Management will recommend to Compensation Committee of the Board of Directors that you be granted a restricted stock unit (“RSU”) award for 25,000 shares of IR common stock (“RSU Award”).  It is anticipated that the RSU award would be formally granted on the third business day following the Company’s filing of its next periodic report on Form 10-K or Form 10-Q, whichever is next due, after the date your employment commences (provided that if such date is within 15 days prior to the close of a Company fiscal quarter or is subsequent to the close of a Company fiscal quarter but prior to the Company’s filing of its periodic report on Form 10-Q or Form 10-K for such quarter, then such date shall be the third business day following the filing with the SEC of such report).  The date may be further extended in the discretion of the Compensation Committee.  The award of restricted stock units will be scheduled to vest, subject to your continued employment, in equal annual installments over three years from your employment start date.  All grants are subject to the approval of the Compensation Committee and will also be subject to the terms and conditions of the Company’s 2000 Incentive Plan, as amended, as well as the Company’s then standard award agreement for RSUs under the plan (provided however, such standard RSU award agreement shall be superseded to the extent in conflict with the provisions of this offer letter).

•                  Incentive Plan:  You will participate in the annual executive incentive bonus plan, with a bonus target of seventy (70%) percent of your base salary.  Neither your bonus target nor your annual base pay shall be reduced during the first two years from your employment start date.  The bonus plan includes corporate and individual objectives.  The corporate objectives have been established by the Compensation Committee.  Your individual objectives will be established by the Compensation Committee with recommendations from the Company’s Chief Executive Officer.

•                  Severance Agreement:  The Company’s offer includes the benefits set forth in the attached Severance Agreement (“Severance Agreement”) that provides for certain benefits under Section 2 therein in the event of a Qualifying Termination on certain terms and conditions as described in the Severance Agreement.

•                  Other Severance:  If your employment by the Company is terminated for any reason other than by the Company with Cause or you terminate your employment for Good Reason (as defined below) and such termination does not constitute a Qualifying Termination that gives rise to your eligibility for benefits under Section 2 of the Separation Agreement, you will receive as severance a cash amount equal to the sum of one times your annual Base Pay and that year’s Target Bonus.  In such event, with respect to any stock options that are vested as of the date of your employment termination, you will have one year following your employment termination for the purposes of the exercise of stock options under the Company’s stock option plan, after which time any and all of your stock options that you have not exercised shall terminate and be of no further force and effect; provided however, your vested stock options shall be subject to all other terms and conditions of the plan and other documents under which the options were originally granted, including, without limitation, early termination upon the first to occur of (i) the maximum year term of such options upon grant or (ii) a change of control of the Company, in each case on the terms provided for under the applicable option plan and option agreement.  You will only be entitled to receive the benefits described in this paragraph upon a termination of employment upon your execution and delivery to the Company of a release agreement in the form set forth in Section 2(p) of the Severance Agreement. (For purposes of this paragraph, the terms Cause, Qualifying Termination, Base Pay and Target Bonus, have the meanings set forth in the Separation Agreement.)  If, however, your employment by the Company is terminated for any reason other than by the Company with Cause or by you for Good Reason and such termination constitutes a Qualifying Termination that gives rise to your entitlement to benefits under Section 2 of the Separation Agreement, you will only be entitled to the benefits provided under the Separation Agreement and will not be entitled to any additional benefits under this paragraph (and if a Qualifying Termination has occurred under the Separation Agreement giving rise to your entitlement to benefits under Section 2 thereunder and you have not yet been granted the RSU Award, on the date of the Qualifying Termination, the Company’s obligation to grant the RSU Award will terminate and you will instead be entitled to be paid a cash payment in an amount equal to 25,000 multiplied by the per share closing price of the Company’s common stock on such date in addition to the other benefits to which you would be entitled under Section 2(a) of the Separation Agreement, subject to and on such terms and conditions as such other benefits would be payable thereunder).For purposes of this offer letter and its “Other Severance” provision, “Good Reason” means that the following has occurred without your prior written consent: you do not hold the title and perform the similar functions of the Company’s Chief Financial Officer. Before “Good Reason” has been deemed to have occurred, you must give the Company written notice detailing why you believe the Good Reason event has occurred and such notice must be provided to the Company within sixty days of the initial occurrence of such alleged Good Reason event(s) or else such Good Reason event(s) will be deemed to have been irrevocably waived by you.  The Company shall then have thirty days after its receipt of written notice to cure or remedy the items cited in the written notice so that “Good Reason” will not have formally occurred with respect to the event(s) in question.  If the Company does not timely remedy or cure the Good Reason events, then your employment shall be terminated for Good Reason as of the end of the thirty day cure period.  Any dispute regarding the application of this “Other Severance” section shall be resolved through arbitration on the same terms and conditions as is set forth in Section 7 of the Separation Agreement.

•                  Signing Bonus: You will be entitled to receive a one-time signing bonus from the Company equal to $125,000; provided however, if you voluntarily terminate your employment with the Company within one year following the your employment start date for reasons other than a Qualifying Termination (as defined in the Severance Agreement), you will repay such amount within 30 days following the date of your employment termination.

•                  International Rectifier’s Executive Relocation package:  A copy of the relocation policy has been provided for your reference.  The relocation package must be used within twelve (12) months of your start date.  Should you voluntarily terminate your employment with the Company within one year following the your employment start date for reasons other than Good Reason (as defined in this offer letter) a Qualifying Termination (as defined in the Severance Agreement), you will reimburse the Company for any relocation benefits expended within 30 days following the date of your employment termination.  The foregoing sentence shall supersede the terms for the time and amount of reimbursement upon voluntary termination of employment otherwise set forth in the Company’s relocation policy.

•                  Temporary Living Assistance:  International Rectifier will provide you with up to twelve months of temporary living assistance not to exceed $3,000 per month and reasonable coach air fare (up to approximately weekly) for you from your current residence to the Los Angeles/Southern California area, while you and your family make the transition to the Los Angeles/Southern California area.

•                  Closing assistance on the sale of your current residence: International Rectifier will reimburse you a maximum of six (6%) percent towards closing costs on the sale of your current residence (maximum reimbursable sales price of $1,500,000 will apply).

•                  Closing assistance on the purchase of a home in the Los Angeles/Southern California area:  International Rectifier will reimburse you up to two (2%) percent for closing costs on the purchase of a home in the Los Angeles/Southern California area (maximum reimbursable purchase price of $1,500,000 will apply).

•                  Tax Relief:  Items related to your relocation package which are considered taxable will be grossed up to offset tax liabilities you may incur.

•                  Car Allowance:  Once you relocate to El Segundo, California, you will receive $560.00 a month car allowance.  Employees receiving a car allowance must purchase insurance coverage and provide evidence of such insurance to the Company’s Treasury department.  Insurance maintained by the employee on the vehicle should be no less than $100,000.00 bodily injury, each person 300,000.00 each accident and $50,000.00 property damage each accident.

•                  International Rectifier Benefits:  This offer includes paid time off, medical, dental, life insurance, 401(k) plan, and all other benefits in accordance with standard company plans and any revisions thereof.

•                  Reimbursement of Legal Expenses: International Rectifier shall reimburse you or pay the reasonable legal fees incurred by the you relating to the negotiation and preparation of this offer letter and the Severance Agreement, provided that in no event shall International Rectifier’s obligation with respect to such reimbursement or payment of such legal fees exceed TEN THOUSAND DOLLARS ($10,000).

Employment at International Rectifier is contingent upon proof of legal right to work in the United States, satisfactorily completing a post-offer physical examination, drug test and background check. Arrangements will be made to accomplish this upon the acceptance of this offer. Your employment is at will and can be terminated by either party at any time, for any reason, with or without cause. International Rectifier reserves the right to change the terms and conditions of anyone’s employment at any time.

New Hire Orientation will be held from 9:15am - 3:00pm on your first day. Please report to the first floor reception area at 101 N. Sepulveda Blvd. El Segundo, CA 90245.

Your acceptance of this offer and the conditions upon which it is made will be confirmed by your signing and returning this agreement. This offer will expire if not accepted by September 23, 2008.

Please let me know if you have any questions.  We’re looking forward to you joining the IR senior leadership team.

Sincerely,

Acknowledgement & acceptance

Your acceptance of this offer and the conditions upon which it is made will be confirmed by your signing and returning this agreement

Ilan Daskal	L. P. Quiggle
Vice President, Human Resources

9/21/08	9/22/08
Date	Date